Exhibit 1

Stratus Technologies Bermuda Holdings Ltd. Cumberland House, 9th Floor One Victoria Street Hamilton HM 11, Bermuda

N E W S      —      N E W S      —      N E W S      —      N E W S      —      N E W S

Stratus Technologies Bermuda Holdings Ltd. Announces Financial

Results for First Quarter of Fiscal Year 2014

Hamilton, Bermuda, July 15, 2013 - Stratus Technologies Bermuda Holdings Ltd. (together with its consolidated subsidiaries, “Stratus” or the “Company”), the leading provider of high availability solutions, today announced financial results for the first quarter of fiscal year 2014 ended May 26, 2013.

•	Q1 Revenue: $47.5 million

•	Q1 Net Loss: $6.4 million

•	Q1 Adjusted EBITDA: $10.0 million

Commenting on the quarter, Dave Laurello, Stratus CEO and President, said, “For the first quarter of fiscal year 2014, we delivered growth in our software business due to the Marathon acquisition, and saw continued stability in our Services revenue. At the same time, Stratus was challenged by a year-over-year comparison to an abnormally strong legacy Q1 of fiscal year 2013, currency headwinds that were particularly acute due to 28% of our revenue coming from Japan, and the on-going sluggish server market. As a result, EBITDA was down from a year ago.”

Looking toward the future, Laurello added, “We continue to hone our strategy to become the de facto standard for availability in the cloud, and redirect investment to strategic areas such as software and cloud services. Early conversations with customers and industry analysts confirm there is a great need for always-on cloud services and, most importantly, that Stratus is well-positioned to address it. While I expect software and cloud services to be the foundation of our future growth, we are in the midst of a transition which will take time.”

Total revenue for the quarter-to-date period ended May 26, 2013 was $47.5 million as compared to $52.5 million in the quarter-to-date period ended May 27, 2012. This is a 10% decrease as reported, and a 4% decrease at constant currency. Profit from operations was $6.9 million compared to $10.8 million for the same period last year. Net loss was $6.4 million, compared to a net loss of $2.9 million in the first quarter of fiscal year 2013. Net loss for the quarter-to-date periods ended May 26, 2013 and May 27, 2012 include a net loss on change in fair value of embedded derivatives of $0.1 million and $0.3 million respectively. The Company reported Adjusted EBITDA, a non-GAAP financial measure, of $10.0 million, or 21% of revenue, compared to $13.2 million, or 25% of revenue, for the same period last year. This represents a gross decrease of 25% compared to the prior year, or 11% at constant currency. Please refer to the reconciliation of Adjusted EBITDA to Generally Accepted Accounting Principles (“GAAP”) financial measures in the attached, unaudited “Consolidated Statements of Operations.”

First Quarter Results Conference Call

A conference call to review first quarter financial results will be held today, July 15, 2013, at 1:30 p.m. Eastern Time, and may be accessed by calling 1-877-941-0844 (U.S. only) or 1-480-629-9835 with a conference ID of 4628627. A recording of this conference call will be available later today at 1-800-406-7325 (U.S. only) or 1-303-590-3030 with a conference ID of 4628627 for 30 days.

About Stratus

Stratus delivers uptime assurance for the applications its customers depend on most for their success. With its resilient software and hardware technologies, together with proactive availability monitoring and management, Stratus products help to save lives and to protect the business and reputations of companies, institutions, and governments the world over. To learn more about worry-free computing, visit www.stratus.com.

Forward-Looking Statements: This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). You are cautioned that such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those described in such forward-looking statements. Such risks and uncertainties include, but are not limited to: the continued acceptance of the Company’s products by the market; the Company’s ability to enter into new service agreements and to retain customers under existing service contracts; the Company’s ability to source quality components and key technologies without interruption and at acceptable prices; the Company’s ability to comply with certain covenants in the governing documents for the Company’s credit facilities and other debt instruments; the Company’s ability to refinance indebtedness when required; the Company’s reliance on sole source manufacturers and suppliers; the presence of existing competitors and the emergence of new competitors; the Company’s financial condition and liquidity and the Company’s leverage and debt service obligations; economic conditions globally and in the Company’s most important markets; developments in the fault-tolerant and high-availability server markets; claims by third parties that the Company infringes upon their intellectual property rights; the Company’s success in adequately protecting its intellectual property rights; the Company’s success in maintaining efficient manufacturing and logistics operations; the Company’s ability to recruit, retain and develop appropriately skilled employees; exposure for systems and service failures; fluctuations in foreign currency exchange rates; fluctuations in interest rates; current risks of terrorist activity and acts of war; the impact of changing tax laws; the impact of changes in policies, laws, regulations or practices of foreign governments on the Company’s international operations; and the impact of natural or man-made disasters. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no duty to further update such forward-looking statements.

# # #

Investor Relations	Press & Industry Analysts
Robert C. Laufer Senior Vice President, CFO Stratus Technologies 978-461-7343 bob.laufer@stratus.com	Sally Bate Director of Corporate Marketing Stratus Technologies 978-461-7518 sally.bate@stratus.com

© 2013 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus® is a trademark or registered trademark of ours. All other trade names, service marks and trademarks are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Unaudited)

	May 26,	February 24,
	2013	2013
	(Dollars and share data in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$15,129	$22,163
Accounts receivable, net of allowance for doubtful accounts of $132 and $281, respectively	31,741	38,330
Inventory	6,090	6,687
Deferred income taxes	1,573	1,667
Income taxes receivable	12	—
Prepaid expenses and other current assets	4,419	3,989

Total current assets	58,964	72,836

Property and equipment, net	9,693	10,443
Intangible assets, net	6,923	7,258
Goodwill	12,994	13,024
Deferred income taxes	9,335	9,687
Deferred financing fees	5,664	6,381
Other assets	1,628	1,795

Total assets	$105,201	$121,424

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND REDEEMABLE ORDINARY STOCK, AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	6,118	7,763
Accrued expenses	13,047	15,661
Accrued interest payable	3,261	9,238
Income taxes payable	—	500
Deferred income taxes	—	—
Deferred revenue	35,435	37,740

Total current liabilities	62,861	75,902

Long-term debt, net of discount	278,103	273,393
Embedded derivatives	20,316	20,252
Long-term deferred income taxes	424	424
Deferred revenue and other long-term liabilities	17,207	17,556

Total liabilities	378,911	387,527

Redeemable convertible preferred stock and redeemable ordinary stock:
Series A: 7,000 shares authorized; 6,561 shares issued and outstanding at May 26, 2013 and February 24, 2013	120,283	117,923
Series B: 20,524 shares authorized; 4,373 and 3,532 issued and outstanding at May 26, 2013 and February 24, 2013	80,161	63,479
Right to shares of Series B redeemable convertible preferred stock	4,828	5,518
Ordinary shares subject to puts, 767 and 773 shares issued and outstanding at May 26, 2013 and February 24, 2013, respectively	1,151	1,160

Total redeemable convertible preferred stock and redeemable ordinary stock	206,423	188,080

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized; 28,045 and 28,039 shares issued and outstanding at May 26, 2013 and February 24, 2013, respectively	16,269	16,265
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at May 26, 2013 and February 24, 2013	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 19,204 and 15,512 shares issued and outstanding at May 26, 2013 and February 24, 2013	11,140	8,998
Additional paid-in-capital	—	—
Accumulated deficit	(505,764)	(478,778)
Accumulated other comprehensive loss	(1,778)	(668)

Total stockholders’ deficit	(480,133)	(454,183)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ deficit	$105,201	$121,424

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)

	13 weeks ended
	May 26, 2013	May 27, 2012
	(Dollars in thousands)

REVENUE
Product	$14,838	$19,638
Service	32,658	32,857

Total revenue	47,496	52,495

COST OF REVENUE
Product	6,885	7,177
Service	13,238	14,235

Total cost of revenue	20,123	21,412

Gross profit	27,373	31,083

OPERATING EXPENSES
Research and development	6,538	6,606
Sales and marketing	7,832	8,109
General and administrative	5,691	5,233
Restructuring charges	65	34
Management fees	300	300

Total operating expenses	20,426	20,282

Profit from operations	6,947	10,801
Interest income	2	6
Interest expense	(13,109)	(12,527)
Loss on change in fair value for embedded derivatives	(64)	(291)
Other income (expense), net	114	(51)

Loss before income taxes	(6,110)	(2,062)
Income taxes	296	874

Net loss	($6,406)	($2,936)

EBITDA TABLE:
Net loss	($6,406)	($2,936)
Add:
Interest expense, net	13,107	12,521
Income taxes	296	874
Depreciation and amortization	1,935	1,723

EBITDA (1)	8,932	12,182

Add:
Restructuring (a)	65	34
Stock-based compensation expense (b)	53	41
Management fees (c)	300	300
Reserves (d)	171	69
Loss on change in fair value for embedded derivatives (e)	64	291
Other expense, net (f)	376	303

Total adjustments	1,029	1,038

Adjusted EBITDA (1)	$9,961	$13,220

1)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above.

a)	In order to better align expenses with anticipated revenues, we implemented restructuring programs in prior years. These programs were designed to streamline our business model and centralize certain functions. The expense for the quarter-to-date fiscal periods ended May 26, 2013 and May 27, 2012 reflect changes to prior estimates of these liabilities.

b)	In the quarter-to-date and year-to-date fiscal periods ended May 26, 2013 and May 27, 2012, we recorded non-cash stock-based compensation expense charges related to share-based awards to employees.

c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.

The long-term accrued liability related to this yearly fee totaled $4.0 million and $3.8 million at May 26, 2013 and February 24, 2013, respectively.

d)	In the quarter-to-date and year-to-date fiscal periods ended May 26, 2013 and May 27, 2012, we recorded non-cash inventory write-downs.

e)	In the quarter-to-date fiscal periods ended May 26, 2013 and May 27, 2012, we recorded a loss due to the change in fair value of the embedded derivatives related to the Senior Secured Notes.

f)	In the quarter-to-date fiscal period ended May 26, 2013, we recorded other expense, net of $0.4 million, primarily consisting of $0.5 million of miscellaneous and non-recurring charges and $0.1 million of bank fees. These were partially offset by $0.3 million of net foreign currency gains.

In the quarter-to-date fiscal period ended May 27, 2012, we recorded other expense, net of $0.3 million, primarily consisting of $0.3 million of miscellaneous and non-recurring charges and $0.1 million of bank fees. These were partially offset by $0.1 million of net foreign currency gains.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	13 weeks ended
	May 26,	May 27,
	2013	2012
	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flows used in operating activities:
Net loss	($6,406)	($2,936)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,935	1,723
Amortization of deferred financing costs and debt discount	3,223	2,855
Stock-based compensation	53	41
Provision for doubtful accounts	(214)	24
Inventory provision	171	69
Loss on change in fair value of embedded derivatives	64	291
Loss on retirement and sale of property and equipment	29	40
Interest payable-in-kind	2,277	2,081
Changes in assets and liabilities
Accounts receivable	6,293	(1,318)
Inventory	(22)	84
Prepaid expenses and other current assets	(517)	(262)
Accounts payable	(1,447)	572
Accrued expenses	(2,332)	(178)
Accrued interest	(5,977)	(6,225)
Income taxes payable	(234)	334
Deferred revenue	(2,197)	2,533
Other long-term assets and liabilities	(43)	(206)

Net cash used in operating activities	(5,344)	(478)

INVESTING ACTIVITIES
Cash flows used in investing activities:
Acquisition of property and equipment	(652)	(1,494)
Acquisition of business	—	(975)
Acquisition of other long-term assets	(40)	(30)

Net cash used in investing activities	(692)	(2,499)

FINANCING ACTIVITIES
Cash flows used in financing activities:
Payment of equity issuance fees	(144)	—

Net cash used in financing activities	(144)	—

Effect of exchange rate changes on cash	(854)	(281)

Net decrease in cash and cash equivalents	(7,034)	(3,258)
Cash and cash equivalents at beginning of period	22,163	27,510

Cash and cash equivalents at end of period	$15,129	$24,252